Exhibit 99.1

REMINDER TO SCHEME CREDITORS IN RELATION TO THE SCHEME MEETINGS TO BE HELD ON 11 AUGUST 2017

31 July, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, wishes to remind Scheme Creditors of the need to submit certain documentation (as more fully described below) to the Information Agent in order to attend and vote at Scheme Meetings.

As announced by the Company on 21 July 2017, meetings of Scheme Creditors are to be held on 11 August 2017 (starting at 10 am (Cayman Islands time)) for the purpose of considering, and, if thought fit, approving, a scheme of arrangement in respect of each of Drillships Financing Holding Inc. ("DFH"), Ocean Rig UDW Inc. ("UDW"), Drill Rigs Holdings Inc. ("DRH") and Drillships Ocean Ventures Inc. ("DOV") (each in provisional liquidation) (together the "Schemes").

Submission of documents to the Information Agent

Irrespective of whether a Scheme Creditor intends to attend a Scheme Meeting, each Scheme Creditor:

(a)
with a beneficial interest as principal in the 2017 Notes (being the 6.5 per cent senior secured notes due 1 October 2017 issued by DRH pursuant to an indenture dated 20 September 2012) and/or 2019 Notes (being the 7.25 per cent senior unsecured notes due 30 April 2019 issued by UDW pursuant to an indenture dated 26 March 2014) is requested to liaise with its Account Holder to ensure that a validly completed Account Holder Letter is submitted on its behalf, in accordance with the instructions contained therein together with a completed Confirmation Form; and/or

(b)
who is a lender of record under the DFH Credit Facility (being the US$1.9 billion credit agreement dated 13 July 2013 under which DFH and Drillships Projects Inc. are borrowers) and/or the DOV Credit Facility (being the US$1.3 billion credit agreement dated 25 July 2014 under which DOV and Drillships Ventures Projects Inc. are borrowers) should validly complete a Lender Claim Letter and submit it in accordance with the instructions contained therein together with a completed Confirmation Form.

All documents should be submitted to the Information Agent as soon as possible and in any event before the Submissions Deadline (being 5 pm (Cayman Islands time) on 9 August 2017).

Acceptance of an Account Holder Letter by the Information Agent for the purposes of voting on the UDW Scheme and/or the DRH Scheme with respect to Scheme Creditors with a beneficial interest as principal in the 2017 Notes or 2019 Notes (as applicable) is also subject to the receipt by the Information Agent of the relevant Scheme Creditor's Custody Instructions prior to the Submission Deadline.

All Scheme Creditors are encouraged to complete the relevant documentation in order to exercise voting rights at the Scheme Meetings.

A telephone dial-in facility will be made available for those Scheme Creditors who have submitted a validly completed Account Holder Letter and/or Lender Claim Letter to the Information Agent prior to the Submission Deadline. This facility will allow Scheme Creditors to listen to the Scheme Meetings relevant to them and ask questions. Scheme Creditors will not be able to vote or revoke any vote indicated in their Account Holder Letter and/or Lender Claim Letter using the facility. Scheme Creditors may request telephone dial-in details from the Information Agent (contact details below) up to the Submission Deadline.

Copies of the Explanatory Statement

Any person entitled to attend the Scheme Meetings can obtain a copy of the relevant Scheme(s), together with the relevant form of proxy and an explanatory statement explaining the effect of the Schemes (the "Explanatory Statement") on request to the Information Agent by calling +1 855-631-5346 (toll-free US and Canada) or +1 917-460-0913 (International) or by email to oceanrigteam@primeclerk.com, or on request to the Joint Provisional Liquidators by calling +44 20 7098 7400 or +1 345 946 0081 or by email to Oceanrig@alixpartners.com or Oceanrig@kaloadvisors.com.

A copy of the Explanatory Statement, which contains the Schemes, together with the relevant voting forms has been made available to the Scheme Creditors through the Information Agent website at https://cases.primeclerk.com/oceanrig.

Where otherwise undefined, the terms used in this press release shall have the meaning given to them in the Explanatory Statement.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."

Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS

In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com